Via Facsimile and U.S. Mail
Mail Stop 4720

July 20, 2009

Lawrence A. Kenyon
Chief Financial Officer
Par Pharmaceutical Companies, Inc.
300 Tice Boulevard
Woodcliff Lake, NJ 07677

Re: **Par Pharmaceutical Companies, Inc.**
     Form 10-K for Fiscal Year Ended December 31, 2008
     Form 10-Q for Fiscal Quarter Ended March 28, 2009
     File Number: 001-10827

Dear Mr. Kenyon:

     We have reviewed your filings and have the following comments. We have
limited our review to your financial statements and related disclosures and do not intend
to expand our review to other portions of your document. In our comments, we ask you
to provide us with information to better understand your disclosures. Where the
comments request you to revise disclosure, the information you provide should show us
what the revised disclosure will look like and identify the annual or quarterly filing, as
applicable, in which you intend to first include it. If you do not believe that revised
disclosure is necessary, explain the reason in your response. After reviewing the
information provided, we may raise additional comments and/or request that you amend
your filings.

      Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filings. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or on any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 9A. Controls and Procedures
Management Report on Internal Control Over Financial Reporting, page 58

1.   Please revise your Annual Report on Internal Control over Financial Reporting to
       include the language of paragraph a(4) of Item 308 of Regulation S-K.

Consolidated Financial Statements
Notes to Consolidated Financial Statements
Note 17 – Commitments, Contingencies and Other Matters, page F-38

2.   You disclose that additional reserves of approximately $45 million were accrued
        in the fourth quarter of 2008 as a result of the Pentech judgment. Please tell us
        whether you had previously accrued loss contingencies relating to this litigation,
        and if so, how your disclosures in previously filed periodic reports met the
        requirements of SFAS 5 and FIN 14.

Form 10-Q for the Fiscal Quarter Ended March 28, 2009

Management's Discussion and Analysis, page 30

3.   Please expand your disclosure regarding the increase in sales of Metoprolol to
        separately quantify the increases attributable to unit volumes and price increases.
        Refer to Item 303(a)(3)(iii) of Regulation S-K.

* * * *

        Please provide us the information requested within 10 business days or tell us
when you will provide us with a response. Please furnish a cover letter with your response
that keys your response to our comments. Detailed cover letters greatly facilitate our
review. Please furnish your letter on EDGAR under the form type label CORRESP.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings to be certain that the filings include all information required
under the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in your letter, a
statement from the company acknowledging that:

•   the company is responsible for the adequacy and accuracy of the disclosure in
    the filings;
•   staff comments or changes to disclosure in response to staff comments do not
    foreclose the Commission from taking any action with respect to the filings;
    and
•   the company may not assert staff comments as a defense in any proceeding
    initiated by the Commission or any person under the federal securities laws of
    the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact Staci Shannon, Staff Accountant, at (202) 551-3374 or Carlton Tartar, Accounting Branch Chief, at (202) 551-3387 if you have any questions regarding these comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant